CROGHAN BANCSHARES, INC.
323 Croghan Street
Fremont, Ohio 43420
(419) 332-7301
March 25, 2009
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Croghan Bancshares, Inc. — Definitive Proxy Materials related to Annual
Meeting of Shareholders to be held on May 12, 2009
Ladies and Gentlemen:
     In accordance with Rule 14a-6(b) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we are transmitting herewith for filing definitive copies of the Notice of Annual Meeting of Shareholders, Proxy Statement and form of proxy card (collectively, the “Proxy Materials”) to be furnished to the shareholders of Croghan Bancshares, Inc. (the “Company”) in connection with the solicitation of proxies by the Board of Directors of the Company to vote at the Annual Meeting of Shareholders (the “Annual Meeting”) to be held on May 12, 2009. The Company previously filed with the Commission (via EDGAR) (a) a Preliminary Proxy Statement on Schedule 14A on February 13, 2009, and (b) an Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A on March 5, 2009.
     The purposes of the Annual Meeting are to (i) elect three directors to serve for terms of three years each, and (ii) to transact such other business as may properly come before the Annual Meeting and any adjournment(s) thereof.
     The Company intends to begin mailing the definitive Proxy Materials to shareholders on or about April 6, 2009, and has started printing the definitive Proxy Materials in anticipation of this mailing date.
     As permitted by Rule 14a-16(n) under the Exchange Act, the Company has selected the full set delivery option. The information required in a “Notice of Internet Availability of Proxy Materials” for purposes of Rule 14a-16(n) is incorporated in the Proxy Materials.
     If you have any questions with respect to the definitive Proxy Materials, please contact me at (419) 355-2222, or our outside legal counsel, Anthony (Tony) Weis at (614) 464-5465.
Very truly yours,
/s/ Kendall W. Rieman
Kendall W. Rieman
Treasurer
cc: Anthony D. Weis, Esq., Vorys, Sater, Seymour and Pease LLP